Bonanza
TSX Venture Exchange
Trading Symbol: BZA

NEWS RELEASE

AMERICAN BONANZA COMPLETES COPPERSTONE MOBILIZATION
AND PAMLICO DRILLING

January 13, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“the “Corporation”) reports progress of activities on two of its projects, the Copperstone Project in Arizona and the Pamlico Project in Nevada.

Copperstone Project - Arizona
The Corporation reports that it has completed the previously announced mobilization of personnel and equipment to resume underground drifting operations. Dewatering of the existing underground workings is complete. Drilling, blasting and mucking operations have resumed on the project, with the objective of extending the decline to the bonanza grade mineralization of the D-Zone. The objective of the Copperstone decline project is to establish underground infrastructure for subsequent exploration and development programs. A major objective will be detailed drilling and sampling from underground to convert resources to reserves. Additionally, the decline will provide access to high grade material that will be extracted for processing at a later date.

The existing decline lies 500 feet (150 metres) south of the first target within the D-Zone, which lies at the southern end of the D-Zone. This first target is the mineralized interval within core hole C96-19, which was drilled from surface and contains 10 feet (3.1 metres) of mineralization grading 5.3 ounces of gold per ton (182 grams of gold per tonne), as previously disclosed.

MRDI Canada, a division of H.A. Simons Ltd., (“MRDI”) an independent mine engineering firm was retained by the Corporation’s predecessor company during 1999 to assist in a scoping level evaluation of an underground mine at Copperstone. Exploration drilling on the project outlined four zones of mineralization defined as the A, B, C and D zones with gold mineralization occurring principally within the Copperstone Fault. As has been previously disclosed, the scoping study evaluated the underground mine development of only the C and D zones, and estimated a global geological resource for the C and D zones that exceeds 2.0 million tons at an average uncut grade of 0.58 Au opt, containing over 1.2 million ounces of gold.

Pamlico Project - Nevada
The Corporation also reports that it has completed the previously announced drilling program at the Pamlico project in the Walker Lane Mineral Belt of Nevada. A total of eight holes were drilled, with a combined length of 1,608 feet (490 metres). Assay results are expected shortly and will be announced upon receipt.

About American Bonanza
The Corporation is engaged in the acquisition, exploration and development of high grade gold properties. Additional information about American Bonanza and its properties can be obtained at www.americanbonanza.com . For further information please contact Brian Kirwin, President and Chief Executive Officer (775) 824-0707 or Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

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for the adequacy or accuracy of this release.